Exhibit 21.1

Groupon, Inc.

Subsidiaries

Subsidiary	State of Incorporation / Formation
Groupon Europe GmbH	Germany
Needish, Inc.	Delaware
Groupon GmbH	Germany
Groupon Canada, Inc.	Canada
Groupon S.r.l.	Italy
Groupon Sp. z o.o.	Poland
Groupon B.V.	Netherlands
Clube Urbano Serviços Digitais Ltda.	Brazil
Groupon Spain, SL	Spain